Exhibit 99.3

 Results of a Phase 2a Clinical Trial of Inhaled Mebufotenin (GH001) in Patients With Postpartum Depression  Claus Bo Svendsen,1* Emilio Arbe,2 Sem E. Cohen,3 Kristina M. Deligiannidis,4 William Gann,5 Sarah Keady,1 Rachael MacIsaac,1 Stuart Ratcliffe,2 David R. Rubinow,6 Dan Tully,5 Velichka Valcheva,1 Jasper B. Zantvoord,3 Martin Johnson2  1GH Research, Dublin, Ireland; 2St. Pancras Clinical Research, London, United Kingdom; 3Department of Psychiatry, Amsterdam UMC, University of Amsterdam, Amsterdam, The Netherlands; 4Institute of Behavioral Science, Feinstein Institutes for Medical Research, Manhasset, New York, United States;  5Department of Psychiatry, Sheffield Health and Social Care NHS Foundation Trust, Sheffield, United Kingdom; 6Department of Psychiatry, University of North Carolina, Chapel Hill, North Carolina, United States  *Presenting Author: Claus Bo Svendsen; cbs@ghres.com  Presented at the American Society of Clinical Psychopharmacology Annual Meeting | Scottsdale, AZ, USA | May 27−30, 2025  Methods  This Phase 2a, proof-of-concept, open-label trial (NCT05804708) enrolled women aged 18–45 years who met the Mini-International Neuropsychiatric Interview diagnostic criteria for major depressive disorder with peripartum onset and who had outpatient status  Patients were required to have received no other antidepressant therapy for 14 days prior to dosing and have a Montgomery–Åsberg Depression Rating Scale (MADRS) total score of ≥28, reflecting moderate to severe depressive symptoms  Patients must have either ceased lactating at screening or, if still lactating or actively breastfeeding, must have agreed to temporarily cease breastfeeding from just prior to dosing through 24 hours after the last dose  Patients were administered an individualized dosing regimen (IDR) of up to three escalating doses of GH001 (6, 12, and 18 mg) with a 1-hour interval between doses on a single day (Figure 1)  Criteria for administration of the second and third doses as part of the IDR were based on patients’ subjectively reported psychoactive effects and the safety and tolerability at the previous dose level  Background  •  •  Postpartum depression (PPD) is a common perinatal complication that can have serious consequences for the well-being of the mother and the long-term development of the child1,2  Epidemiologic studies estimate the global prevalence rate of PPD to be as high as 20%,3 with up to 13% of diagnosed patients still experiencing symptoms two years after giving birth4  Current treatment options for PPD have slow onset of action, low remission rates, and/or high treatment burden5; therefore, novel treatment methods are needed  Mebufotenin (5-methoxy-N,N-dimethyltryptamine [5-MeO-DMT]) is a potent psychedelic drug that acts as a non-selective serotonin agonist  with highest affinity for the 5-HT receptor subtype6  •  1A  Early-phase clinical trials of mebufotenin administered via pulmonary inhalation (GH001) demonstrated that GH001 has an acceptable safety profile and is well tolerated, with an ultra-rapid onset of therapeutic benefits7,8  The trial presented here is the first in which mebufotenin was administered to patients diagnosed with PPD  Objective  To investigate the potential antidepressant effects and safety of GH001 in adult, female patients with PPD  Results  This trial enrolled 10 patients diagnosed with PPD with a mean (SD) age of 32 (5.2) years  The mean (SD) duration of the current depressive episode was 30.9 (12.9) weeks, and the mean (SD) parity was 2 (0.94)  One patient (10.0%) had received pharmacotherapy for the current depressive episode, and six patients (60.0%) had received pharmacotherapy for prior major depressive episodes  The mean (SD) baseline MADRS total score was 36.7 (4.8)  Efficacy  The primary endpoint was achieved, with a significant reduction from baseline to Day 8 of  −35.4 points (96.3%) in MADRS total score with GH001 treatment (P<0.0001; Figure 2)  Significant reductions in MADRS total score were also observed at 2 hours postdose and on Day 2 (P<0.0001 for both time points)  All 10 patients demonstrated nearly identical and consistent reductions in MADRS total score at 2 hours postdose, on Day 2, and Day 8 (Figure 3)  All patients (100%) achieved remission at Day 8, as well as at 2 hours postdose and on Day 2  Figure 2. Mean Change in MADRS Total Score From Baseline in Patients With PPD Treated With GH001  BL = Baseline; MADRS = Montgomery-Åsberg Depression Rating Scale; PPD = Postpartum depression; SD, standard deviation.  Figure 3. MADRS Total Scores for Individual Patients With PPD Treated With GH001  BL = Baseline; MADRS = Montgomery-Åsberg Depression Rating Scale; PPD = Postpartum depression.  Safety  TEAEs were observed in 8/10 patients (80.0%) and were mostly mild in severity (87.5%); only one patient reported a TEAE as moderate in severity  Headache was the most commonly reported TEAE (5/10 patients); all other TEAEs occurred in a single patient each  No TEAEs of flashbacks were reported  There were no serious TEAEs or severe TEAEs, and no patient withdrew from the trial  There was a clinically significant reduction in BPRS from baseline to Day 8 (−23.7)  There was no clinically relevant worsening of other clinician-rated assessments (based on the CADR, C-SSRS, and MOAA/S scales)  Based on the CADR, all patients were deemed ready for discharge within the same day of dosing  Table 1. Summary of Safety in Patients With PPD Treated With GH001 (N=10)  Patients, n (%)  Any TEAE  8 (80.0)  Mild  7 (87.5)  Moderate  1 (12.5)  Severe  0  Treatment-related TEAEs  7 (70.0)  Serious TEAE  0  Death  0  TEAEs by Preferred Term  Headache  5 (50.0)  Abdominal pain  1 (10.0)  Nausea  1 (10.0)  Vomiting  1 (10.0)  Diarrhea  1 (10.0)  Dizziness  1 (10.0)  Dysgeusia  1 (10.0)  Tachycardia  1 (10.0)  Paresthesia  1 (10.0)  PPD = Postpartum depression; TEAE = Treatment-emergent adverse event.  Conclusions  In this trial evaluating the safety and antidepressant effects of GH001 in patients with PPD, the primary endpoint was met: a significant reduction from baseline in MADRS total score was observed on Day 8 postdose  Significant reductions in MADRS total score were observed by 2 hours postdose, confirming an ultra-rapid antidepressant effect of GH001  GH001 administered via inhalation demonstrated a favorable safety profile and was well tolerated in patients with PPD; no serious TEAEs were reported  This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing  The primary endpoint was change in MADRS total score from baseline to Day 8; change from baseline in MADRS total score at 2 hours and Day 2 postdose and MADRS remission (MADRS total score ≤10) were assessed as secondary endpoints  Safety and tolerability were assessed throughout the trial as secondary endpoints and included the following parameters: treatment-emergent adverse events (TEAEs), sedation as assessed by the Modified Observer’s Assessment of Alertness and Sedation (MOAA/S), psychiatric symptoms as assessed by the Brief Psychiatric Rating Scale (BPRS), and suicidality as assessed by the Columbia-Suicide Severity Rating Scale (C-SSRS)  Discharge readiness was assessed by the Clinical Assessment of Discharge Readiness (CADR)  P values were calculated using one-sample t tests with a one-sided significance level of α=0.025, and the study was adequately powered to detect a clinically meaningful difference  Figure 1. Clinical Trial Design  D = Day; IDR = Individualized dosing regimen; MADRS = Montgomery-Åsberg Depression Rating Scale; PPD = Postpartum depression.  End of trial  MADRS  Safety  D8  D−60 to D−2  D−1  Follow up  MADRS  Safety  Single-day IDR  D1 D2  Patients with PPD N=10  1-hour interval  1-hour interval  Key Screening Pre-dosing GH001 IDR Assessments day MADRS  Safety  Dose 3  18 mg GH001  Dose 2  12 mg GH001  Dose 1  6 mg GH001  5  0  50  45  40  35  30  25  20  15  10  MADRS Total Score  Remission (MADRS ≤10)  Time Postdose  Day 8  Day 2  BL  2 Hours  0  −31.4  −36.0  −35.4  -45  -40  -35  -15  -20  -25  -30  -5  -10  0  Mean (SD) Change in MADRS Total Score From BL  ***  ***  ***  Time Postdose  ***P<0.0001 vs BL  Day 8  Day 2  BL  2 Hours  References  Stewart DE, Vigod S. N Engl J Med. 2016;375:2177-86.  Field T. Infant Behav Dev. 2010;33:1-6.  Wang Z, et al. Transl Psychiatry. 2021;11:543.  Goodman JH. J Obstet Gynecol Neonatal Nurs. 2004;33:410-20.  Kaufman Y, et al. Ther Adv Psychopharmacol. 2022;12:20451253211065859.  Ermakova AO, et al. J Psychopharmacol. 2022;36:273-94.  Reckweg J, et al. Front Pharmacol. 2021;12:760671.  Reckweg JT, et al. Front Psychiatry. 2023;14:1133414.  Acknowledgments  This trial was sponsored by GH Research. The sponsor would like to thank the participants in the trial. The sponsor would also like to thank the investigators who conducted this trial. Under the guidance of authors, medical writing and editorial support were provided by Brian Brennan, PhD, and Claire Sweeney, PhD, of GH Research Ireland Limited, and Jane Phillips, PhD, of OPEN Health.  Disclosures  CBS: Consultant to and shareholder of GH Research. EA, SEC, WG, DT, JBZ, and MJ: Nothing to disclose. KMD: Consultant − Biogen, Brii Biosciences, Gerbera Therapeutics, GH Research, Neurocentria, Reunion Neuroscience, and Sage. Principal investigator for contracted research − DuKang Pharmaceuticals, Sage, and Woebot Health. SK, RM, and VV: Employees and stock option holders of GH Research. SR: Consultant − Grünenthal, Actinogen, Takeda, GSK, GW Pharma, Astra Zeneca, Camurus, Cleothena, and Ipsen. DRR: Research funding − NIH, Baszucki Foundation, and Sage. Scientific advisory board − Sage and Sensorium. Clinical advisory board − Felicitypharma and Embarkneuro. Consultant − Brii Biosciences, GH Research, and Aldeyra Therapeutics.